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                              December 5, 2022

       Cong He
       Chief Financial Officer
       Tian   an Technology Group Ltd.
       Room 104, Building 1-B, No. 3500
       Xiupu Road, Pudong New Area, Shanghai, China

                                                        Re: Tian'an Technology
Group Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 9,
2022
                                                            File No. 333-267453

       Dear Cong He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2022 letter.

       Amendment 1 to Form F-1 Filed on November 9, 2022

       General

   1. You disclose that there is no public market for your common stock but that selling shareholders may offer
the shares through public or private transactions at prevailing market prices, at
prices related to prevailing market prices or at privately negotiated prices. Please note
that an at-the-market resale offering under Rule 415 is not available for registrants that do
not have a public market. Please revise your prospectus to disclose that the selling
shareholders will offer and sell their shares at a fixed price until your shares are listed on a
national securities exchange or quoted on the OTC Bulletin Board,
                                                        OTCQX, or OTCQB, at
which time they may be sold at prevailing market prices or in privately negotiated
transactions.
 Cong He
Tian   an Technology Group Ltd.
December 5, 2022
Page 2
Prospectus Cover Page, page i

2. We note your response to prior comment 6 and reissue in part. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
Prospectus Summary, page 1

3. We note your response to prior comment 8. Please be sure your amended disclosure addresses each element of our comment.
4. In regards to prior comment 9, please advise us where in the amended registration statement you addressed our comment.
Risk Factors, page 10

5. We note your response to prior comment 12. Please advise us where in the registration statement the corresponding amended disclosure is.
Unaudited Interim Financial Statements for the Six Months Ended June 30, 2022, page 51

6. We note that it does not appear you have included a statement of changes in stockholders'
         equity for the six months ended June 30, 2022. Please revise to include either a statement or a note to the financial statements which analyzes the changes in each caption of
         shareholders    equity presented in the balance sheet for the most
recent interim period as
         well as the comparative period. See guidance in Item 8.A.5 of Form 20-F and Item 10 of
         Regulation S-X.
Recent Sales of Unregistered Securities, page II-1

7. We note your response to prior comment 15, and reissue in part. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.
Item 16. Exhibits and Financial Schedules
Exhibit 23.1 , page II-2

8. Please make arrangements with your auditor for them to revise their consent as follows:
           Remove the incorporation by reference wording, since their report is included directly in the Form F-1;
FirstName LastNameCong He
           Disclose their consent to the reference to their firm under the "Experts" section of the
Comapany
       FormNameTian   an
              F-1; and     Technology Group Ltd.
           Provide
December   5, 2022a currently
                    Page 2 dated consent with any subsequent amendments. FirstName LastName
 Cong He
FirstName LastNameCong
Tian   an Technology  Group He
                           Ltd.
Comapany5,
December  NameTian   an
             2022        Technology Group Ltd.
December
Page 3    5, 2022 Page 3
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing